September 11, 2025

Yucheng Hu
Chief Executive Officer
Mega Matrix Inc
Level 21, 88 Market Street
CapitaSpring
Singapore, 048948

       Re: Mega Matrix Inc
           Registration Statement on Form F-3
           Filed September 4, 2025
           File No. 333-290026
Dear Yucheng Hu:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Nicholas Nalbantian at 202-551-7470 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services
cc:   John Yung